

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2022

Humphrey P. Polanen
Chief Executive Officer
Deep Medicine Acquisition Corp.
595 Madison Avenue, 12th Floor
New York, NY 10017

> **Re: Deep Medicine Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 21, 2022**
> **File No. 001-40970**

Dear Humphrey P. Polanen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lijia Sanchez